03002825

AB 3/03/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED FEB 24 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41334

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
STEPHEN INVESTMENT SECURITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2275 Whitby Road
(No. and Street)

Chesterfield (City) Missouri (State) 63017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary E. Oliver (636) 394-1960
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kerber, Eck & Braeckel LLP
(Name — if individual, state last, first, middle name)

One Memorial Drive, Suite 950 (Address) St. Louis, (City) Missouri (State) 63102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

PS 3/11/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary E. Oliver, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stephen Investment Securities, Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

for Mary E Oliver
Subscribed and sworn to before me on this 13th Day of February 2003
NOTARY PUBLIC

Yamini V Bhatt
Notary Public

Mary E. Oliver
Signature

president
Title

DAMINI V. BHATT
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: Jan. 21, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT

STEPHEN INVESTMENT SECURITIES, INC.

December 31, 2002 and 2001

STEPHEN INVESTMENT SECURITIES, INC.

CONTENTS

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

One Memorial Drive, Suite 950
St. Louis, Missouri 63102
314-231-6232 Fax 314-231-0079

St. Louis, Missouri
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
Milwaukee, Wisconsin
Springfield, Illinois

Independent Auditors' Report

Board of Directors
Stephen Investment Securities, Inc.

We have audited the accompanying statements of financial condition of Stephen Investment Securities, Inc. (a Missouri corporation) as of December 31, 2002 and 2001, and the related statements of operations and accumulated deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stephen Investment Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations, and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information shown on pages 15 and 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kerber, Eck & Braeckel LLP

St. Louis, Missouri
January 17, 2003

STEPHEN INVESTMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
December 31,

	2002	2001
ASSETS		
Current assets		
Cash	$ 11,395	$ 12,268
Commissions receivable	2,581	-
Prepaid expenses	129	129
Deferred income taxes	1,000	1,100
Total current assets	**15,105**	**13,497**
Equipment and leasehold improvements - at cost		
Office equipment	22,755	22,755
Leasehold improvements	5,311	5,311
	28,066	28,066
Less accumulated depreciation and amortization	22,206	20,505
	5,860	7,561
Total assets	**$ 20,965**	**$ 21,058**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Non-current liabilities		
Deferred income taxes	100	200
Stockholders' equity		
Common stock - authorized 30,000 shares, $1 par value; issued and outstanding, 1,000 shares	1,000	1,000
Additional paid-in capital	62,958	62,958
Accumulated deficit	(43,093)	(43,100)
Total stockholders' equity	**20,865**	**20,858**
Total liabilities and stockholders' equity	**$ 20,965**	**$ 21,058**

The accompanying notes are an integral part of these statements.

STEPHEN INVESTMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Year ended December 31,

	2002	2001
Income - Commissions	$ 83,893	$ 99,656
Operating expenses		
Auto	2,010	-
Bank charges	190	279
Commissions and management fees	67,064	87,973
Depreciation and amortization	1,701	2,238
Insurance	1,278	705
Licenses and fees	600	-
Office and miscellaneous	190	132
Postage and delivery	-	89
Professional fees	3,614	4,300
Repairs and maintenance	274	1,385
Taxes and licenses	-	411
Telephone	2,847	4,125
Occupancy	4,214	3,953
	83,982	105,590
Operating loss	**(89)**	**(5,934)**
Other income		
Interest income	100	191
Earnings (loss) before income taxes	**11**	**(5,743)**
Income taxes	4	(915)
NET EARNINGS (LOSS)	7	**(4,828)**
Accumulated deficit at beginning of year	(43,100)	(38,272)
Accumulated deficit at end of year	$ (43,093)	$ (43,100)

The accompanying notes are an integral part of these statements.

STEPHEN INVESTMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Year ended December 31,

	2002	2001
Increase (decrease) in cash		
Cash flows from operating activities		
Net earnings (loss)	$ 7	$ (4,828)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities		
Depreciation and amortization	1,701	2,238
(Increase) decrease in deferred income taxes	100	(750)
(Increase) decrease in commissions receivable	(2,581)	4,797
Decrease in accounts payable	-	(5,024)
Decrease in deferred income taxes	(100)	(200)
Total adjustments	(880)	1,061
NET DECREASE IN CASH	**(873)**	**(3,767)**
Cash at beginning of year	12,268	16,035
Cash at end of year	$ 11,395	$ 12,268

The accompanying notes are an integral part of these statements.

NOTE A - SUMMARY OF ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1. Organization

Stephen Investment Securities, Inc. was incorporated on March 23, 1987 as Oliver Securities, Inc. to act as a direct participation broker-dealer and was amended on January 10, 1989 as Stephen Securities, Inc., and again on May 5, 1989 as Stephen Investment Securities, Inc. under the laws of the State of Missouri as a broker-dealer of investment securities. Effective July 25, 1989, the Company became a 15c3-1(a)(3) securities broker-dealer.

2. Commissions Receivable

The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

3. Depreciation and Amortization

Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, with both straight-line and accelerated methods being used. Leasehold improvements are amortized over the estimated service lives of the improvements. Future income taxes resulting from differences in cost basis and depreciation have been provided for in the accompanying financial statements.

4. Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $13,876 which is $8,876 in excess of that required. The Company's ratio of aggregate indebtedness to net capital was .01 to 1. At December 31, 2001, the Company had net capital of $12,068 which was $7,068 in excess of the amount then required. The Company's ratio of aggregate indebtedness to net capital was .02 to 1.

NOTE C - INCOME TAXES

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes." Under the liability method specified by SFAS 109, deferred tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. The principal difference between assets and liabilities for financial statement and tax return purposes is accumulated depreciation. A deferred tax asset is recorded for net operating losses being carried forward for tax purposes.

The components of the deferred tax assets (liabilities) recognized in the accompanying statement of financial condition at December 31, are as follows:

	2002	2001
Current		
Net operating loss	$ 1,000	$ 1,100
Non current		
Accumulated depreciation	$ (100)	$ (200)

At December 31, 2002, the Company has a net operating loss carryforward of $4,740.

NOTE D - RELATED-PARTY TRANSACTIONS

The Company paid commissions totaling $67,064 in 2002 to Mary Beth Oliver, an officer of the Company. On January 1, 2001, the Company entered into a one-year management consulting agreement, renewable annually, with First Choice Consultants, Inc. ("An Administrative Service Agreement"). Pursuant to the Administrative Service Agreement, First Choice Consultants, Inc. provided management consulting services, strategic business planning and certain other management advisory services to the Company in exchange for an annual fee totaling $87,973 in 2001. Mary Beth Oliver is also an officer of First Choice Consultants, Inc.

NOTE E - COMMITMENT

A former employee of Stephen Investment Securities, Inc., Luther E. Oliver, was employed by another brokerage, O.R. Securities Inc. O.R. Securities had sustained an adverse arbitration award against it in favor of Professional Planning Associates Investment, Inc. (PPA), which award became final in November 1988. After recording this award in accordance with the NASD Guide to Rule Interpretations, which impaired O.R. Securities' capital requirements, O.R. Securities ceased doing business. Mr. Oliver moved his security license to Stephen Investment Securities in 1989. He transferred certain accounts from O.R. Securities to Stephen Investment Securities, Inc.

PPA was only able to collect a portion of its award against O.R. Securities and was left with an uncollected award of $72,498. A disciplinary procedure was commenced with the National Association of Securities Dealers, Inc. ("NASD") to enforce the award against Stephen Investment Securities, Inc. as a successor to O.R. Securities due to the transfer of the accounts. The NASD found Stephen Investment Securities liable for the award in a complaint dated July 23, 1991, and an appeal dated March 9, 1992. The decision of the NASD was then appealed to the Securities and Exchange Commission. The SEC affirmed the ruling on August 6, 1993. The decision was appealed to the United States Circuit Court of Appeals for the Eighth Circuit. The Eighth Circuit affirmed the decision of the SEC on June 20, 1994. The opinion essentially left intact the prior ruling.

In its decision dated July 23, 1991, the NASD Committee ruled that "in view of the common control of O.R. Securities and Stephen at the time of the transfer of customer accounts, Stephen is obligated to honor the award from assets it acquired from O.R." In its decision dated March 9, 1992, the NASD Committee ruled that "since the accounts which were considered 'house' or 'orphan' accounts at the time of their transfer to Stephen were the property of O.R. at the time of the transfer and became property of Stephen subsequent to the transfer, we find that all commissions generated by these accounts, including but not limited to trail commissions, should be made available to PPA for payment of the arbitration award. Accordingly, we order that all trail and other commissions earned in these accounts as of November 4, 1989, the date O.R.

NOTE E - COMMITMENT - Continued

booked the arbitration award as a liability, should be paid to PPA immediately upon issuance of the decision in this matter. In addition, we believe that PPA is entitled to 100%, not 80%, of the trail or other commissions generated by those accounts. Therefore, all future trail and other commissions should be paid to PPA in satisfaction of the arbitration award until such time as the award is paid in full, or until such time as the parties reach an accord and satisfaction regarding payment of the arbitration award."

"In the alternative, Stephen may transfer the designated accounts to PPA, until such time as the arbitration award has been paid in full, at which time the accounts will be returned to Stephen. PPA will be responsible for accounting to the NASD on a quarterly basis all funds received in satisfaction of the award, including funds received from Stephen as well as all other sources."

The March 9, 1992 decision also required Stephen to account for the transaction in the following manner. "We note that Stephen will be required to book immediately as a liability the amount already collected by the firm from November 4, 1989 through the date of the decision, less the amount garnished by PPA. Stephen will also be required to book as a liability any sum determined to be owed to PPA as it is received by the firm."

The original award was for $81,998. PPA reduced the award to a judgment and has attained at least $9,500 through the execution of this judgment in the Commonwealth of Massachusetts. Stephen Investment Securities paid $4,897 to PPA on September 22, 1994 and $174 on October 17, 1994, leaving a balance of $67,428. Stephen, pursuant to the NASD decision and the SEC opinion, assigned all of the accounts in issue to PPA in satisfaction of the award. This technically satisfied any obligation to make payments, though the entire amount is still owed until paid in full. On January 15, 2003, the first accounting by PPA of funds received in satisfaction of the award from the designated and transferred accounts was made to the NASD for the years 1996 through 2002. No accounting for 1994 or 1995 has been received. The NASD, without comment on the accuracy or incompleteness of the PPA accounting advised that the amount still owed PPA as of 2002 was $60,870. For this reason, Stephen believes the proper reporting of this item in accordance with generally accepted accounting principles is to report this item as a commitment. Stephen believes it has complied with the NASD decision and the order of the SEC as affirmed by the Eighth Circuit Court of Appeals. NASD believes that Stephen should book the balance of the judgment as a liability which would put the Company in a net capital violation with the NASD rules and cause it to cease doing business. Stephen believes this is contrary to the NASD decision and the order of the SEC and not in accordance with generally accepted accounting principles.

Stephen ceased doing securities business with new customers on October 13, 1994 and will remain dormant until the matter is resolved.

SUPPLEMENTARY INFORMATION

STEPHEN INVESTMENT SECURITIES, INC.

SUPPLEMENTAL INFORMATION
Year ended December 31, 2002

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	Total per Form X-17A-5 as Originally Submitted at 12/31/2002	Audit Adjustments*	Total Per Audited Financial Statements at 12/31/2002
Total stockholders' equity	$ 35,434	$ (14,569)	$ 20,865
Deduct from stockholders' equity non-allowable assets			
Prepaid expenses	129	-	129
Fixed assets - net of accumulated depreciation	7,561	(1,701)	5,860
Deferred income taxes	1,100	(100)	1,000
	8,790	(1,801)	6,989
Net capital	$ 26,644	$ (12,768)	$ 13,876

COMPUTATION OF AGGREGATE INDEBTEDNESS PURSUANT TO RULE 15c3-1

Total liabilities	$ 61,070	$ (60,970)	$ 100
Total aggregate indebtedness	$ 61,070	$ (60,970)	$ 100
Percent of aggregate indebtedness to net capital			0.01

*Adjustments due to the fact that the books and records of Stephen Investment Securities, Inc., as of December 31, 2002, had not been adjusted for audit findings prior to the preparation of Form X-17A-5.

COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is claiming an exemption pursuant to paragraph (k)(2)(A) regarding the computation for determination of reserve requirements under Rule 15c3-3.

STEPHEN INVESTMENT SECURITIES, INC.

SUPPLEMENTAL INFORMATION - CONTINUED
Year ended December 31, 2002

ADDITIONAL REQUIRED INFORMATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

The Company is claiming an exemption pursuant to paragraph (k)(2)(A) regarding information relating to the possession or control requirements under Rule 15c3-3.

RECONCILIATION OF STATEMENT OF OPERATIONS

	Total per Form X-17A-5 as Originally Submitted at 12/31/2002	Audit Adjustments*	Total Per Audited Financial Statements at 12/31/2002
Income			
Commissions	$ -	$ 83,893	$ 83,893
Other	88,862	(88,762)	100
Total income	88,862	(4,869)	83,993
Expenses			
Salaries and other costs	-	-	-
Regulatory fees	-	-	-
Other expenses	82,284	1,702	83,986
Total expenses	82,284	1,702	83,986
Net earnings	$ 6,578	$ (6,571)	$ 7

*Adjustments due to the fact that the books and records of Stephen Investment Securities, Inc., as of December 31, 2002, had not been adjusted for audit findings prior to the preparation of the Form X-17A-5.

KERBER, ECK & BRAECKEL LLP
CERTIFIED PUBLIC ACCOUNTANTS
MANAGEMENT CONSULTANTS

One Memorial Drive, Suite 950
St. Louis, Missouri 63102
314-231-6232 Fax 314-231-0079

St. Louis, Missouri
Belleville, Illinois
Cape Girardeau, Missouri
Carbondale, Illinois
Milwaukee, Wisconsin
Springfield, Illinois

Independent Auditors' Report
On Internal Accounting Control

Board of Directors
Stephen Investment Securities, Inc.

In planning and performing our audit of the financial statements of Stephen Investment Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3(e). We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company is exempt from compliance with Rule 15c3-3 and no facts came to our attention that such conditions for exemptions had not been complied with during the period.

The management of Stephen Investment Securities, Inc. is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment and its operations that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Stephen Investment Securities, Inc. for the year ended December 31, 2002 and the report does not affect our report thereon dated.

Segregation of Duties

Proper segregation of duties and responsibilities does not exist since only two people record all cash and security transactions and do the bookkeeping for the Company. This weakness is somewhat alleviated by the supervision and review of the president of the Company, who is integrally involved with the daily operations.

We recognize that it may not be practicable to segregate duties because of the size of the Company's operations, but our professional responsibilities require us to bring this to your attention.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kerber, Eck & Braeckel LLP

St. Louis, Missouri
January 17, 2003